EXHIBIT 99.1





                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002




In connection with the Amended Annual Report of RADA Electronics Industries Ltd. (the "Company") on Form 20-F for the year ended December 31, 2001 as filed with the Securities and Exchange Commission on the date hereof (the "Amended Annual Report"), I, Adar Azancot, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-OxleY Act of 2002, that:

     (1) The Amended  Annual  Report fully  complies  with the  requirements  of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Amended Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.







/s/Adar Azancot
---------------
Adar Azancot
Chief Executive Officer
August 29, 2002